Foreclosure Solutions, Inc.
2502 Live Oak Street, Suit 205
Dallas, Texas 75204

July 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Ms. Sandra B. Hunter, Staff Attorney

Re:	Foreclosure Solutions, Inc.
Registration Statement on Form S-1
Originally Filed on March 31, 2011
Amendment No. 1 Filed on June 20, 2011
Amendment No. 2 Filed on July 12, 2011
Amendment No. 3 Filed on July 21, 2011
Amendment No. 4 Filed on July 26, 2011
File No. 333-173215
Request for Acceleration of Effective Date

Ladies and Gentlemen:

On behalf of Foreclosure Solutions, Inc., a Texas corporation (the “Company”), I hereby request 4:00 p.m., Washington, D.C. time, on Friday July 29, 2011, or as soon thereafter as possible, as the effective time and date of that certain Registration Statement on Form S-1, including the prospectus included therein (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of 2,000,000 shares of common stock, par value $0.0001 per share, of the Company held by 35 selling security holders.  The Registration Statement was originally filed by the Company with the Commission on March 31, 2011, and its file number is 333-173215.  An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on June 20, 2011.  An Amendment No. 2 to the Registration Statement was originally filed by the Company with the Commission on July 12, 2011.  An Amendment No. 3 to the Registration Statement was originally filed by the Company with the Commission on July 21, 2011.  An Amendment No. 4 to the Registration Statement was originally filed by the Company with the Commission on July 26, 2011.

On behalf of the Company, I hereby acknowledge each of the following:

United States Securities and Exchange Commission
Division of Corporation Finance
July 27, 2011

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H.J. Cole
President, Secretary, Treasurer, and Director
Foreclosure Solutions, Inc.